SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.)*

                               FACET BIOTECH CORP
          ____________________________________________________________
                                (Name of issuer)

                                  Common Stock
           ___________________________________________________________
                         (Title of class of securities)

                                    30303Q103
                ________________________________________________
                                 (CUSIP number)


                                 Seth A. Klarman
                            The Baupost Group, L.L.C.
                         10 St. James Avenue, Suite 1700
                           Boston, Massachusetts 02116
                                 (617) 210-8300

                                 With a copy to:

                            Gregory D. Sheehan, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

           __________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               April 8, 2009
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          The Baupost Group, L.L.C.

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
          (See Instructions)                                     (b)   [X]

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          OO

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER 0


8.     SHARED VOTING POWER  4,374,407


9.     SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER   4,374,407



11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,374,407


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]



13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  17.80%*


14.       TYPE OF REPORTING PERSON (See Instructions)
          IA
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* The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,578,158 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended December 31, 2008.

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          Baupost Value Partners, L.P.-IV

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
          (See Instructions)                                       (b)  [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

-----------------------------------------------------------------------------
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4.        SOURCE OF FUNDS
          OO

-----------------------------------------------------------------------------
 ----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [_]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.     SOLE VOTING POWER   0


8.     SHARED VOTING POWER    1,544,415


9.     SOLE DISPOSITIVE POWER     0


10.    SHARED DISPOSITIVE POWER    1,544,415


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,544,415


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.28%*


14.       TYPE OF REPORTING PERSON (See Instructions) PN
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(*) The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,578,158 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended December 31, 2008.


                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          SAK Corporation

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

-----------------------------------------------------------------------------
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4.        SOURCE OF FUNDS
          N/A

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER    0


8.    SHARED VOTING POWER  4,374,407


9.    SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER    4,374,407


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,374,407


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   17.80%*


14.       TYPE OF REPORTING PERSON (See Instructions)    HC
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(*) The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,578,158 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended December 31, 2008.

     * This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including and Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under
Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including and Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, or direct the voting or disposition of, any of the securities covered by this statement on Schedule 13D.

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          Seth A. Klarman

-----------------------------------------------------------------------------
---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
          (See Instructions)                                         (b)  [X]

---------------------------------------------------------- ------------------
-----------------------------------------------------------------------------

3.        SEC USE ONLY

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

4.        SOURCE OF FUNDS
          N/A

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER     0


8.     SHARED VOTING POWER  4,374,407


9.     SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER    4,374,407


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,374,407

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    17.80%*



14.       TYPE OF REPORTING PERSON (See Instructions)
          HC
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 (*) The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,578,158 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended December 31, 2008.

     * This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including and Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under
Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including and Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, or direct the voting or disposition of, any of the securities covered by this statement on Schedule 13D.

Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01, (the "Common Stock") of Facet Biotech Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1400 Seaport Boulevard, Redwood City, CA 94063.

Item 2.  Identity and Background.

(a)-(c); (f)
     This Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), a Massachusetts limited liability company, a Delaware limited partnership, Baupost Value Partners,L.P.-IV ("BVPIV"), a Delaware limited partnership, SAK Corporation ("SAK"), a Massachusetts corporation, and Seth A. Klarman (together with Baupost, BVPIV and SAK, the "Reporting Persons").

     Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to certain investment limited partnerships (the "Investment Funds"), including BVPIV, and securities reported on this Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of such Investment Funds. SAK is the Manager of Baupost. Mr. Klarman, a United States citizen, is the sole director and the President, Treasurer and Secretary of SAK and a controlling person of Baupost.

     As the sole director and sole officer of SAK and a controlling person of Baupost, Mr. Klarman may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and SAK Corporation declare that the filing of this Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, or direct the voting or disposition of, any of the securities covered by this Schedule 13D.

     The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116. The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(d)-(e)
     None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds used for the purchases of shares of Common Stock, as reported in Item 5(c), was $1,751,007.40. The source of funds for purchases of shares is the capital of the Investment Funds.
Item 4.  Purpose of Transaction.

     The shares were acquired for investment in the ordinary course of business. Although the Reporting Persons intend from time to time to discuss with management issues about the Issuer and its strategic direction, none of the Reporting persons has any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

         In general, the Reporting Persons will review their investment in the Common Stock from time to time and depending upon factors such as the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

  o  acquire additional Common Stock through open market purchases or otherwise;

  o sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Stock through the open market or otherwise; or

  o engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.


Such transactions, if they occur at all, may take place at any time and without prior notice.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days, are set forth below:

------------------- ------------------------- ---------------------------------
Name                Date                Price                  Number of Shares
                                        Per Share             Purchased/(Sold)*
------------------- ------------------------- ---------------------------------
Baupost             02/12/2009           $6.30                        106,600
BVPIV               02/12/2009           $6.30                         53,800

Baupost             03/17/2009           $7.10                        100,000
BVPIV               03/17/2009           $7.10                         49,400

Baupost             03/17/2009           $7.133                        50,000
BVPIV               03/17/2009           $7.133                        24,800

Baupost             03/18/2009           $7.192                           200
BVPIV               03/18/2009           $7.192                           200



     * Securities reported above as purchased by Baupost include securities purchased on behalf of various Investment Funds, including BVPIV. Therefore, the number of shares reported above as purchased by Baupost includes the number of shares reported above as purchased by BVPIV.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         [There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.]

Item 7.  Material to be Filed as Exhibits.

A. Joint Filing Agreement dated as of April 8, 2009 by and among Baupost, BVPIV, SAK and Seth A. Klarman.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this
Schedule 13D is true, complete, and correct.

Dated:  April 8, 2009

                                          THE BAUPOST GROUP, L.L.C.



                                           By:     /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                          BAUPOST VALUE PARTNERS, L.P.-IV


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner


                                          By:      /s/ Seth A. Klarman
                                          Name:    Seth A. Klarman
                                          Title:   President


                                          SAK CORPORATION


                                           By:      /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                                 /s/ Seth A. Klarman
                                                 Seth A. Klarman

                                                                      Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.01 par value per share, of Facet Biotech Corp., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The execution and filing of this Agreement shall not be construed as an admission that the undersigned Reporting Persons are a group, or have agreed to act as a group.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 8th day of April, 2009.

                                          THE BAUPOST GROUP, L.L.C.



                                                /s/Seth A. Klarman
                                           By: --------------------------------
                                           Name:    Seth A. Klarman
                                           Title:   President



                                          BAUPOST VALUE PARTNERS, L.P.-IV


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner

                                                /s/Seth A. Klarman
                                          By:  --------------------------------
                                          Name:    Seth A. Klarman
                                          Title:   President


                                           SAK CORPORATION

                                                /s/Seth A. Klarman
                                           By:  -------------------------------
                                           Name:    Seth A. Klarman
                                           Title:   President


                                                /s/Seth A. Klarman
                                                -------------------------------
                                                 Seth A. Klarman